

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 10, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of SPDR® Index Shares Funds, under the Exchange Act of 1934:

- SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF

- SPDR Bloomberg SASB Emerging Markets ESG Select ETF

Sincerely,

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